Exhibit 99.1

Company Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Saifun Semiconductors Ltd.	KCSA Worldwide
+972-989-28450	212-896-1215/212-896-1209
Mobile: +972-544-942180	tfromer@kcsa.com / lroth@kcsa.com
Email: marshas@saifun.com

Saifun Chairman and CEO Adopts 10b5-1 Stock Trading Plan

Company provides advance notice of implementation of plan
by Dr. Boaz Eitan to sell Saifun shares

Netanya, Israel, August 17, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, announced today that its Chairman and Chief Executive Officer, Dr. Boaz Eitan, adopted a personal stock trading plan in August 2006, pursuant to, and intended to comply with, Rule 10b5-1 under the Securities Exchange Act of 1934.

Under the stock-trading plan, Dr. Eitan plans to sell up to 500,000 shares of Saifun ordinary shares over a period of approximately 12 months, commencing from September 2006. The stock-trading plan is also subject to daily sales volume limitations. Rule 10b5-1 allows corporate officers and directors to adopt written, pre-arranged stock trading plans when they are not in possession of material, non-public information. Shares to be sold under the Rule 10b5-1 plan adopted by Dr. Eitan represent approximately 4.5% percent of his personal holdings of Saifun ordinary shares, including his vested share options, as of today’s date.

Transactions under this plan will be disclosed publicly through Form 144 filings as required by the SEC.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies licensing Saifun NROM are Infineon Technologies, Macronix International, Sony Corporation, Spansion, and Tower Semiconductors. For more information, please visit www.saifun.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on March 31, 2006 with the U.S. Securities and Exchange Commission in connection with the company’s secondary public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.